
February 9, 2011

Mitchell S. Steiner
Chief Executive Officer, Vice Chairman and Director
GTx, Inc.
175 Toyota Plaza, 7th Floor
Memphis, Tennessee 38103

**Re: GTx, Inc.
Form 10-K
Filed March 15, 2010
File No. 000-50549**

Dear Mr. Steiner:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director